

February 11, 2011

Alan M. Pearce
Chief Financial Officer
Accentia Biopharmaceuticals, Inc.
324 South Hyde Park Ave., Suite 350
Tampa, Florida 33606

> **Re: Accentia Biopharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed December 14, 2010**
> **File No. 000-51383**

Dear Mr. Pearce:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business
Revimmune for the Treatment of Autoimmune Disease, page 4

1. Please provide us with draft disclosure for future filings that states the material terms of your agreement with Baxter Healthcare Corporation, including, but not limited to the effective date, the field of exclusivity, the percentage of net sales of the quarterly payment, the duration and the termination provisions of the agreement.

Item 2. Properties, page 61

2. Please confirm that you will file, or incorporate by reference, a copy of Biovest's lease for the approximately 35,000 square feet of office, laboratory, manufacturing and warehouse space. See Item 601(b)(ii)(D) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 86

3. In light of the Confirmation Order issued by the Bankruptcy Court regarding your Plan, please confirm that in your future filings you will review the debt and security agreements included in your exhibit list to eliminate any debt agreements that have been discharged or restated pursuant to the Plan or which may have expired. In addition, please file any restructuring agreements, notes and debentures which you entered into in connection with the bankruptcy proceedings which are required to be filed pursuant to Item 601 of Regulation S-K.

Index to Financial Statements
Consolidated Statements of Operations, page F-5

4. It appears that you have excluded your non-controlling interest in losses from variable interest entities in the calculation of Net Loss. Please provide us with draft disclosure for future filings to revise your Net Loss to include amounts attributable to the non-controlling interest. Also, revise your Consolidated Statements of Cash Flows to properly label your starting point of $48,210,544 as Net Loss. Refer to ASC 810-10-55-4J and 810-10-55-4K.

5. Please tell us how you calculated your per share amounts, and tell us why the sum of your loss per share from continuing operations and discontinued operations is not equivalent to your loss attributable to common stockholders per common share for 2009 and 2010. Please provide us with draft disclosure for future filings, as appropriate.

Notes to Consolidated Financial Statements
25. Subsequent Events, page F-51

Plan of Reorganization
6. Please tell us how you are accounting for the plan of reorganization confirmed on November 2, 2010.   In your response, provide us your analysis supporting your conclusion with specific reference to ASC 852.

Proforma Balance Sheet
7. Please tell us what specific event(s) are being presented in the pro forma balance sheet. In addition, provide us a description of each adjustment made to arrive at the pro forma September 30, 2010 balance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383, or Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                Sincerely,

                Jim B. Rosenberg
                Senior Assistant Chief Accountant